SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON AUGUST 2, 2011, DRAWN UP IN SUMMARY FORMAT.

Corporate Registry (NIRE): 35300396090

Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001-04

1.         Date:               August 2, 2011.

2.         Time:              02:30 p.m.

3.         Venue:           Av. Brig. Faria Lima, 3400, 20º andar, São Paulo – SP

4          Attendance:     Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Alexandre Gonçalves Silva and Yoshiaki Nakano – Board Members; Claudia Maria Sarti - Secretary of the Board of Directors’ Meeting

6.         Agenda: 6.1 – Cancellation of shares held in treasury – The Board of Directors approved, by unanimous vote of attending board members, and pursuant to the provisions of Article 19, item IX of the Bylaw, the cancellation of 25,063,577 (twenty-five million, sixty-three thousand, five hundred and seventy-seven) shares currently held in treasury, in accordance with Article 30, paragraph 1, line “b” of Law 6,404/76, with no change in the Company’s capital stock, which is now represented by 1,457,970,108 (one billion, four hundred fifty-seven million, nine hundred seventy thousand, one hundred eight) book-entry common shares, with no par value. It shall be submitted to the approval of the first Shareholders’ Meeting of the Company to be held after the present date, the amendment to Article 5 of the Bylaws to reflect the cancellation of shares approved hereby. 6.2 – Executive Officers – The Board approved, by unanimous vote of attending board members, and pursuant to the provisions of Article 19, item III of the Bylaws, (i)  the election of Messrs. Luis Fernando Barbosa Martinez, Brazilian, married, metallurgical engineer, holder of Identity Card (RG) 10.527.662 – SSP/SP and Individual Taxpayers’ ID (055.978.608-52), with corporate address at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, for the position of Executive Officer responsible for the Company’s steel sales area, and David Moise Salama, Brazilian, married, accountant, holder of Identity Card (RG) 15.315.057-9 SSP/SP and Individual Taxpayers’ ID (CPF/MF) 085.725.298-45, with corporate address at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, for the position of Executive Officer responsible for the Investor Relations Area; and (ii)  the reelection of Messrs. Benjamin Steinbruch, Brazilian, married, industrialist, holder of Identity Card 3.627.815-4 SSP/SP and Individual Taxpayers’ ID (CPF/MF) 618.266.778-87, domiciled at Av. Brigadeiro Faria Lima nº 3.400, 20º andar, in the city and state of São Paulo, as the Company’s CEO; Enéas Garcia Diniz, Brazilian, married, engineer, holder of Identity Card (RG) 04.746.432-6 IFP/RJ and Individual Taxpayers’ ID (CPF/MF) 657.575.057-53, domiciled at Rod. BR 393 – Lúcio Meira Km 5,001 – s/nº - Vila Santa Cecília – in the city of Volta Redonda, for the position of Executive Officer responsible for the steel production area; Alberto Monteiro de Queiroz Netto, Brazilian, married, business administrator, holder of Identity Card (RG) 075 785 80-8 and Individual Taxpayers ID (CPF/MF)  843.603.807-04, with corporate address at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, for the position of Executive Officer responsible for the financial area; and José Taragano, Brazilian, married, metallurgical engineer, holder of Identity Card (RG) 35.774.798-7 SSP/SP and Individual Taxpayers’ ID (CPF/MF) 440.944.697-53, with

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corporate address at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, for the position of Executive Officer responsible for the project area. All of them with term of office expiring on April 30, 2013, extendable until the investiture of their successors. Therefore, the Company’s Executive Officers will be: Benjamin Steinbruch – CEO; Enéas Garcia Diniz – Executive Officer; Alberto Monteiro de Queiroz Netto – Executive Officer, José Taragano – Executive Officer, Luis Fernando Barbosa Martinez – Executive Officer, and David Moise Salama – Investor Relations Executive Officer, all of them with term of office effective until April 30, 3013, extendable until the investiture of their successors. 6.3 – Appointment of the Chairman and Vice Chairman of the Board of Directors – The Board appointed, pursuant to Article 14, paragraph 1 of the Bylaws, the Board Members Messrs. Benjamin Steinbruch and Jacks Rabinovich  as Chairman and Vice Chariman of the Company’s Board of Directors, respectively. 6.4 – Election of Audit Committee Members – The Board, pursuant to the provisions of Article 29 of the Byalaws, unanimously appointed the Board Members Yoshiaki Nakano, Fernando Perrone and Alexandre Gonçalves Silva for a new term of office as Audit Committee members, until April 30, 2012, extendable until the investiture of their successors.

This is a free translation of the original minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 04, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.